As filed with the Securities and Exchange Commission on November 14, 2013

File No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

RAPID FIRE MARKETING, INC.
(Exact name of registrant as specified in its charter)

Nevada	26-0214836
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1802 N. Carson Street

Carson City, NV 89701
Telephone: (775) 461-5127

(Address and telephone number of Registrant’s principal executive offices)

Nevada Business Center, LLC

311 West Third Street

Carson City, NV 89703
Telephone: (775) 461-5127

(Name, address, and telephone number of agent for service)

Copies of communications to:

Gregg E. Jaclin, Esq.

Szaferman, Lakind, Blumstein & Blader, P.C.

101 Grovers Mill Road

Lawrenceville, New Jersey 08648

Tel. No.: (609) 275-0400

 Fax No.: (609) 275-4511

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of Exchange on which to be so registered each class is to be registered

None	N/A

Securities to be registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.001
Title of each class

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of a “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

[ ] Large accelerated filer	[ ] Accelerated filer
[ ] Non-accelerated filer (do not check if smaller reporting company)	[x] Smaller reporting company

 EXPLANATORY NOTE

This registration statement on Form 10 (the “Registration Statement”) is being filed by Rapid Fire Marketing, Inc. (“Rapid Fire,” “RFMK,” the “ Company,” “we,” “us,” or “our ”) in order to register common stock of the Company voluntarily pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is not required to file this Registration Statement pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

Once this registration statement is deemed effective, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.  The registration statement, including exhibits, may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 100 F Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at l.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC’s Website is http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

There are statements in this registration statement that are not historical facts. These “forward-looking statements” can be identified by use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. Although management believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire. You are cautioned to not place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

Item 1. Business.

Overview

Rapid Fire Marketing, Inc. (“Rapid Fire,” “RFMK” or the “Company”) was incorporated under the laws of the state of Delaware in 1989 as G.D.E. Search Corporation. In 1990 the Company changed its name to Ponder Industries, Inc. In 2001, the Company changed its name to N-Vision Technology. On May 30, 2007, the Company merged with and into Rapid Fire Marketing, Inc., a Nevada Corporation (the “Merger”). As a result of the Merger, the Company became a Nevada corporation and changed its name to Rapid Fire Marketing, Inc. The Company’s current business plan is to sell vapor inhaler products including Bionic Cigarettes, and through a separate division provide Medical Cannabis management services.

Principal Products and Services

The CANNAcig Vapor Inhaler

On November 29, 2011, we began development of a new product for the medical cannabis business. This product would be, in effect, an electronic cigarette that instead of vaporizing nicotine would vaporize THC (Tetrahydrocannabinol). A trademark for this product was filed in January of 2012 but on trademark attorney’s advice, the trademark application was not pursued because the USPTO would deny the trademark. The Company began development of the CANNAcig Vapor Inhaler in April 2012, and currently obtains the product through outsourced manufacturers who have been selected and retained by the Company.

The CANNAcig Vapor Inhaler is brand new technology for smokers and medical marijuana users around the world. The device uses vaporizer technology which makes the unit discreet, and we believe it may be a healthier alternative to actual smoking.

The CANNAcig Vapor Inhaler is smokeless. A user is able to consume vapor without all of the harmful effects of actual smoke. It is also nearly odor free, and can be used in public places. The consumer will no longer need to find a quiet and private place to "smoke."

The CANNAcig Vapor Inhaler allows the user to "draw" as much "smoke" as desired without the unit heating up and getting too hot, nor under normal circumstances will it leak or create a mess for the user. The biggest benefit of the CANNAcig vaporizer is the ability for the user to get the effect of smoking medical marijuana without the health and social risks involved with smoking. It closely simulates smoking and still delivers potent results, can be used in non-smoking areas, and overall costs significantly less compared to any type of traditional smoking activity. THC oils and other viscous liquids are typically available at medical marijuana collectives and are less expensive to use than obtaining rolling papers and dried cannabis. Unlike conventional cigarettes, vaporizers only contain nicotine or other active ingredient, as opposed to the hundreds of other harmful chemicals found in actual smoking. .

Vapor inhalers consist of 3 components: a battery, an atomizer and a loadable cartridge. When a user takes a drag the atomizer, the light on the tip of the inhaler is powered on by the battery. The atomizer heats the air drawn into the electronic device to a high enough temperature that it vaporizes the active agent in the replaceable cartridge. The vapor is then inhaled into the mouth and lungs fully simulating the smoking experience and delivering the essential components. The simulated "smoke" is just water vapor that evaporates in a few seconds which leaves no lingering odor.

The products are priced competitively with the industry. There are two consumable items which will require replacement; batteries and cartridges. The batteries are rechargeable but will need to be replaced after normal use in 3-6 months’ time. The cartridges that are pre-loaded for medical marijuana patients will need to be replaced by the user.

Bioniccigs

In January 2010, Rapid Fire Marketing created the Bionic Cigs electronic cigarette division. The Company was looking to take advantage of the growing popularity of electronic cigarettes as a smoking cessation device. An electronic cigarette is defined as follows:

An electronic cigarette (or e-cigarette), personal vaporizer (PV), or electronic nicotine delivery system (ENDS) is an electronic inhaler meant to simulate and substitute for tobacco smoking. It generally utilizes a heating element that vaporizes a liquid solution. Some release nicotine, while some merely release-flavored vapor. They are often designed to mimic traditional smoking implements, such as cigarettes or cigars, in their use and/or appearance.

The benefits and risks of electronic cigarette use are currently uncertain, but they are likely safer than smoking tobacco. Laws vary widely concerning their use and sale, and are the subject of pending legislation and ongoing debate.

Smoking Cessation Device

Because electronic cigarettes emit far less chemicals, and the "smoke" is water vapor, we believe these devices are safer than traditional cigarettes. The drug nicotine is introduced into the body the same way as smoking but the smoker is exhaling water vapor rather than smoke. These devices can be used in some places where cigarette smoking is prohibited.

Use of the Electronic Cigarette

Electronic cigarettes are usually purchased as a kit. The Bionic Cig is sold in a kit which (typically) includes batteries that look like a pen or cigarette, charging devices (USB, wall plugin, and/or car charger), flavored cartridges (with or without different levels of nicotine), atomizers (or cartomizers which are cartridges and atomizers all in one), storage boxes or cases, other accessories, and a user's manual.

New electronic cigarettes need to be charged before using. The Bionic Cig has a light to let the user know when they are finished charging. Multiple batteries enable the user to have one battery in use at the same time the user is charging another battery in the kit.

The user then assembles (a simple process) the electronic cigarette by screwing the parts together, which include the mouthpiece, atomizer and battery. Once the unit is assembled, the user can simply "draw" on the mouthpiece just as with an actual cigarette to inhale the vaporized nicotine.

The process works through heating by the atomizer which vaporizes the nicotine oil in the forward part of the mouthpiece. As you draw, the nicotine is heated and you will inhale and then release water vapor, instead of smoke. One cartridge may usually be the equivalent of 10-25 cigarettes, more or less, depending on the type. Bionic Cigs offers two different levels of nicotine depending on what the user desires. Bionic Cigs offers 12 and 16 mg nicotine cartridges for sale on the site as replacement cartridges once the initial supply in the starter kit are used up.

Medical Cannabis Management

The Company also provided full service marketing, consulting and management services under Medical Cannabis Management(“MCM”), (a division of Rapid Fire Marketing) for medical cannabis related businesses and entities.

On August 25, 2011, MCM commenced consulting services for non-profit organizations seeking to grow, cultivate and provide medical cannabis for use in California, however, by early 2012, the Company determined that it would be in the best interests of the Company to cease offering consulting services under MCM. As a result, the Company no longer provides consulting services.

Other Key Events

InboundMarketingPR

On August 3, 2011, the Company entered into an Asset Purchase Agreement to acquire 100% of InBound Marketing PR. InBound Marketing PR was intended to become the marketing arm for RFMK to conduct Internet and social media marketing for Bionic Cigs, MCM as well as RFMK itself. The terms of the agreement were never completed, however assets of InBoundMarketingPR were retained. InBoundMarketingPR agreed to stay on as the marketing arm for Rapid Fire Marketing with no consideration. InboundMarketingPR would only be paid for leads that were subsequently closed, a contract finalized and payment received by Rapid Fire Marketing. InboundMarketingPR was unable to close any business and was not paid.

Otherside Health Management

On February 28, 2012, the Company entered into a distribution agreement with Otherside Health Management (“Otherside”) for distribution of the CANNAcig in the state of California, as well as facilitating distribution of the CANNAcig throughout the U.S. and abroad. Later in 2012, however, the Company terminated this agreement due to non-performance.

Pyrenees Investments, LLC

On April 12, 2012, the Company entered into an agreement with Pyrenees Investments, LLC for consulting services related to becoming a fully reporting public company with a potential listing on a different exchange. The consulting services also include the establishment of operational procedures, sales and marketing channels and financial reporting and measurement. On May 21, 2012, this agreement was amended and extended until August of 2013, and on September 1, 2013 was again extended for one year.

Cheryl Shuman Agreement

On May 11, 2012, Rapid Fire Marketing executed an agreement with Cheryl Shuman. Under the terms of the agreement, Ms. Shuman serves as media spokesperson and is to conduct marketing, public relations, product placement, consulting services for the Company. The partnership gives the Company the ability for all celebrity media product placement opportunities in film, television, music and lifestyle media.

Distribution Methods of our Products

Initially, distribution of products were to “smoke shops” in California and Arizona through business relationships with Otherside Health Management. Otherside also set up online sales of the CANNAcig at vinhaler.com. As discussed in the paragraph Otherside Health Management, sales began to decline and cash from sales were not sent to the Company in a timely manner. During its relationship with Otherside, Rapid Fire Marketing sold products through the website, vinhaler.com. These sales stopped when the relationship with Otherside was terminated.

Since September 2012, online sales have been conducted through another independent contractor who owns the domain “theCANNAcig.com”. Sales have continued through this site. The CANNAcig was also sold through a distribution agreement with GotVape.com for a one time sale with the option of additional sales through a relationship with independent contractor, Cheryl Shuman.

New Products

Late in 2012 and into early 2013, many users of the CANNAcig expressed interest on “theCANNAcig.com” in a “dry” vaporizer. A “dry vaporizer” is a special unit which will vaporize plant material rather than oil. Considering that plant material is accessible much easier less expensive than oil, Rapid Fire Marketing decided to work with HexCorp to develop a dry vaporizer unit.

Rapid Fire Marketing expects delivery of an initial supply of 2,300 units of the dry vaporizer which will be trademarked and patented upon completion of the final working prototype which is expected in October, 2013.

Competition

Our product, the CANNAcig, is as small and discreet as most other vaporizers on the market. Some of our competitors have products that are larger and heavier than our vaporizers and require energy sources to operate. All vaporizers work in a similar way. Consequently, competition is based on brand development and recognition and price. The internet marketplace for smaller vaporizers is very competitive with many brands being offered. Examples of the major competitive brands that we compete against are:

▪	Cannabee and the eJoint ®.
▪	Grenco Science™ and the G Pen and Micro G.
▪	Atmos Raw Vape.

Below are links to four competitors and their disposable lines:

▪	http://www.cannabee.com/
▪	http://www.grencoscience.com/
▪	http://www.atmosrawvaporizer.com/

Intellectual Property

We anticipate over time, with the development of our new line of products, the Company will implement more stringent procedures to protect our trademarks, copyrights and intellectual property.

We intend to enter into confidentiality agreements with our employees, consultants, vendors and customers. We also intend to enter in to non-disclosure agreements with partners seeking to do business with us, represent us, distribute our products or help us in capitalization and public awareness.

Governmental Regulation

Currently, there are seventeen states plus the District of Columbia that have laws and/or regulation that recognize in one form or another legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. Many other states are considering legislation to similar effect. As of the date of this writing, the policy and regulations of the Federal government and its agencies is that cannabis has no medical benefit and a range of activities including cultivation and use of cannabis for personal use is prohibited on the basis of federal law and may or may not be permitted on the basis of state law. Active enforcement of the current federal regulatory position on cannabis on a regional or national basis may directly and adversely affect the willingness of customers of Rapid Fire to invest in or buy products from Rapid Fire. Active enforcement of the current federal regulatory position on cannabis may thus indirectly and adversely affect revenues and profits of the Company.

Research and Development

In 2011 and 2012, the Company spent $0 and $335 on research and development of new products. We believe that as a result of the R&D expense, our products are more competitive, easier to use than earlier products, and more inexpensive to manufacture.

Employees

As of November 7, 2013, our sole officer and director, Tom Allinder, is our only full time employee.

Executive Offices

Our principal executive offices are located at 311 West Third St., Suite 1234, Carson City, NV, 89703.  Our telephone number is 775-461-5127.

Item 1A. Risk Factors.

Smaller reporting companies are not required to provide the information required by this item.

Item 2.  Financial Information.

Selected Financial Data

Smaller reporting companies are not required to provide the information required by this item.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Except for the historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this report. Our actual results or actions may differ materially from these forward-looking statements for many reasons. Our discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes and with the understanding that our actual future results may be materially different from what we currently expect.

Our Business

The core business of Rapid Fire Marketing is the sale of vapor inhalers. The vapor inhaler is the base technology for the CANNAcig product. At this time, we are intend to develop additional products based on vapor inhaler technology including, the Pocket Puffer, and the Power Pocket Puffer. We believe vapor inhalers have the biggest opportunity in the retail markets where it is sold without the active ingredient. Accordingly, we do not sell any units with active ingredients.

We are a vapor inhaler development and sales company that provides the best solution for vaporizing nicotine, THC (tetrahydrocannabinol) for the medical marijuana industry and herbs for casual users. We believe our technology is a healthier alternative for smokers and medical marijuana users all around the world.

Our target customer is an individual who uses nicotine, medical marijuana and herbs for vaporization. These individuals are seeking a device that will not leak, get excessively hot or otherwise be deficient. Our units are set up and ready to use right out of the box.

The Company’s objectives are consumer focused:

(a)	Create and continue to create the most innovative vaporizer products on the market.

(b)	Develop customer and brand loyalty, by creating the most innovative cost-effective products on the market, and using that customer loyalty to develop renewable payment revenue streams.

(c)	To dominate the market by reaching profitability quickly and using that profit as re-investment into new product development, market share strategies and customer loyalty programs.

The key day-to-day processes that our business performs to serve our customers are as follows:

(a)	Product Development: The CANNAcig has been fully developed and tested by an independent and unrelated third party. Initially, the product was sold in retail smoke shops in Arizona and California, as well as online. A one-time sale through a distributor (GotVape.com) was conducted as well. However over time, all sales have been conducted online through an independent contractor who owns theCANNAcig.com.

(b)	Sales: Through the CANNAcig.com

(c)	Marketing: Internet marketing, social media, E-mail, news and press releases and a variety of other marketing methods.

(d)	Customer Service: Customer Service is managed directly in-house to resolve any customer questions or concerns.

Our relevant market is large enough for our company to enjoy potential success given the current size of the electronic cigarette and vaporizer markets. In addition, because there are few competitors, we believe we can be successful in capturing a large market share in the electronic cigarette and vaporizer industries.

Plan of Operation

As the Company has limited cash flow from operations, its ability to maintain normal operations is entirely dependent upon obtaining adequate cash to finance its overhead, research and development activities, and acquisition of production equipment. For the last three years, the Company has raised capital to finance operations through sale of equity, short-term debt in which its obligations were paid immediately, product financing and issuance of equity for services. It is unknown when, if ever, the Company will achieve a level of revenues adequate to support its costs and expenses.

Because of the Company’s history there is considerable doubt that the Company will be able to obtain additional financing if needed. The Company spends approximately $40,000 per month currently, and projects that with adequate funding will need $1,200,000 in a twelve month period to support normal operations. The Company’s ability to meet its cash requirements for the next twelve months depends on its ability to obtain such financing. Even if financing is obtained, any such financing will likely involve additional fees and debt service requirements, which may significantly reduce the amount of cash we will have for our operations. Accordingly, there is no assurance that the Company will be able to implement its plans.

In order for the Company to meet its basic financial obligations, including salaries and normal operating expenses, it plans to sell additional units of its products, and to seek additional equity or debt financing. The Company has a commitment for $1,500,000 in financing from Ironridge Global, an international fund, in the form of preferred equity purchase. To date we have received $250,000, or 5 tranches,, with approximately 25 subsequent monthly tranches remaining of $50,000, or $1,250,000. The Company cannot assure this will be adequate financing to meet the needs of the Company over the next 12 months or through the 2.5 years of payments due.

The Company is continuing its efforts to obtain customers for its products, expand its sales efforts worldwide and expand the industries it targets for possible customers. The Company also has future plans for additional products, and revisions to its current products. In support of this the Company plans to hire additional personnel who have the industry experience and the training so that they can be immediately effective in the building of the Company. The Company retains most design, product configuration, and technical engineering resources “in-house.” The Company will continue to develop new products over the next twelve months and will plan to invest a certain amount of funds to product development, although at this time, we do not believe that will be a considerable material in relation to the overall expenses of the Company.

The Company does not plan on a large equipment purchase or a significant change to the number of employees over the next twelve months. The Company does plan to implement a contract sales force to help distribute its products through retail outlets in the 17 states where its products are legally sold.

Results of Operations

Three Months Ended June 30, 2013 Compared to three Months Ended June 30, 2012

The sales for the three months ended June 30, 2013, were $5,687, an increase of $3,117 or 121%, as compared to $2,570 for the three months ended June 30, 2012. The increase was due mainly to the availability of products for sale. We also incurred costs of $1,120 and $4,230 related to the sales during the three months ended June 30, 2013 and 2012, respectively.

We incurred operating expenses of $111,665 during the three months ended June 30, 2013, a decrease of $1,334,091 or 92%, as compared to $1,445,756 for the three months ended June 30, 2012. The main reason is the reduction of stock for service expense of $1,327,000 or 100% over the prior period.

Sales and marketing expenses were $38,190 for the period ended June 30, 2013, an increase of $24,750 over the prior period. General and administrative expenses were $73,475 for the period ended June 30, 2013, a decrease of $31,842 or 30% over the prior period. These increases in costs were due to the hiring of independent contractors to work with the Company on both the business end as well as corporate.

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

The sales for the six months ended June 30, 2013, were $13,546, an increase of $10,709 or 377%, as compared to $2,837 for the six months ended June 30, 2012. The increase was due mainly to the availability of products for sale. We also incurred costs of $4,177 and $4,435 related to the sales during the six months ended June 30, 2013 and 2012, respectively.

We incurred operating expenses of $285,713 during the six months ended June 30, 2013, a decrease of $1,256,667 or 81%, as compared to $1,531,412 for the six months ended June 30, 2012. The main reason is the reduction of stock for service expense of $1,334,500 or 97% over the prior period.

Sales and marketing expenses were $79,203 for the period ended June 30, 2013, an increase of $61,388 over the prior period. General and administrative expenses were $169,010 for the period ended June 30, 2013, an increase of $37,412 or 28% over the prior period. These increases in costs were due to the hiring of independent contractors to work with the Company on both the business end as well as corporate.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The sales in 2012 were $31,148, an increase of $27,322 or 714%, as compared to $3,826 for the year ended December 31, 2011. The increase was due mainly to the availability of products for sale. We also incurred costs of $33,546 related to the sales during the fiscal year ended December 31, 2012 as compared to $1,160 for the year ended December 31, 2011.

We incurred operating expenses of $2,366,333 during the fiscal year ended December 31, 2012, a decrease of $175,500 or 10%, as compared to $1,930,937 for the year ended December 31, 2011. The main reason is the reduction of stock for service expense.

Sales and marketing expenses were $117,970 for the period ended December 31, 2012, an increase of $108,217 over the prior period. General and administrative expenses were $651,344 for the period ended December 31, 2012, an increase of $501,480 or 335% over the prior period. These increases in costs were due to the hiring of 5 independent contractors to work with the Company. Stock for services expense was $1,584,500 for the period ended December 31, 2012, a decrease of $175,500 over the prior period.

Liquidity and Capital Resources

We used cash of $207,975 in our operating activities in the six months ended June 30, 2013, compared to $321,605 in the same period in 2012. During the six months ended June 30, 2013 our use of cash was offset by $37,500 by the payment of services with equity, and loss on shares issued of $361,640.  During the six months ended June 30, 2013, the changes in operating assets and liabilities included increase in accounts receivable of $13,510, prepaid expenses of $15,000, inventory of $2,805, and account payable of $128.

Our financing activities provided cash of $210,267 in the six months ended June 30, 2013 compared to $320,000 in the same period in 2012. During the six months ended June 30, 2013, we received proceeds of $20,767 from stock subscription receivable, and $9,500 from issuance of notes payable.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, and results of operations, liquidity or capital expenditures.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses for each period. The following represents a summary of our critical accounting policies, defined as those policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include collectability of accounts receivable, accounts payable, sales returns, and recoverability of long-term assets.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less.

Property and Equipment

Property and equipment is stated at cost. The cost of additions and improvements are capitalized while maintenance and repairs are expensed as incurred. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, ranging from 3 to 5 years.

Revenue Recognition

Revenues from product sales are recorded when all four of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) our price to the buyer is fixed or determinable; and (iv) collectability is reasonably assured. Our policy is to report our sales levels on a net revenue basis, with net revenues being computed by deducting from gross revenues the amount of actual sales returns and the amount of reserves established for anticipated sales returns.

Our policy for shipping and handling costs billed to customers is to include these costs in revenue in accordance with ASC Topic 605, “Revenue Recognition,” which requires that all shipping and handling billed to customers should be recorded as revenue. Accordingly, we record our shipping and handling amounts within net sales and operating expenses.

Income Taxes

We account for income taxes in accordance with ASC Topic 740, “Income Taxes”. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

Stock-Based Compensation

We record stock-based compensation in accordance with ASC Topic 718, “Compensation - Stock Compensation.” ASC Topic 718 requires companies to measure compensation cost for stock-based employee compensation at fair value at the grant date and recognize the expense over the employee’s requisite service period. Under ASC Topic 718, volatility is based on the historical volatility of our stock or the expected volatility of the stock of similar companies. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

We use the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of options. Option-pricing models require the input of highly complex and subjective variables including the expected life of options granted and the expected volatility of our stock price over a period equal to or greater than the expected life of the options. Because changes in the subjective assumptions can materially affect the estimated value of our employee stock options, it is management’s opinion that the Black-Scholes option-pricing model may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with ASC Topic 718 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Earnings Per Share

Earnings per share is calculated in accordance with the ASC Topic 260, “Earnings Per Share.” Basic net income or loss per share is computed by dividing the net income or loss available to common stockholders by the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants that are deemed “in the money” are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Also, under this method, convertible notes are treated as if they were converted at the beginning of the period. For all periods presented, the aforementioned securities were determined to be anti-dilutive and the number of shares used to determine basic and diluted earnings per share were the same.

Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, we are not required to provide this information.

Item 3.  Properties.

The principal offices of Rapid Fire are located at 311 West Third St., Suite 1234, Carson City, NV, 89703. The Nevada Business center is contracted by Rapid Fire Marketing to forward mail to management, accounting and administrative personnel within the Company. The Nevada Business center also aids the Company with annual reports to the Nevada Secretary of State as well as other, smaller, administrative tasks. The Company has no assets within the Nevada Business Center.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information as of October [ ], 2013 regarding the beneficial ownership of our common stock by (i) each stockholder known by us to be the beneficial owner of more than 5% of our common stock, (ii) by each of our directors and executive officers and (iii) by all of our executive officers and directors as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage Owned (2)
Executive Officers and Directors
Thomas Allinder	50,000,000	3%
All directors and named executive officers as a group (1 individual)	50,000,000	3%

5% or More Shareholders
Jeff Dashefsky	90,000,000	5%

*	Except as otherwise indicated, the address of each of the following persons is c/o Rapid Fire Marketing, Inc., 1802 N. Carson St., Carson City, NV 89701.
(1)	Beneficial ownership is determined based on factors including voting and investment power with respect to shares.
(2)	Percentage of beneficial ownership is based on the 2,330,113,886 shares of common stock outstanding as of November 7, 2013.

Change in Control

There are no present arrangements known to the Company, including any pledge by any person of the Company’s securities, the operation of which may at a subsequent date result in a change in control of the Company.

Item 5. Directors and Executive Officers.

Set forth below are our present directors and executive officers as of November 7, 2013. Note that there are no other persons who have been nominated or chosen to become directors nor are there any other persons who have been chosen to become executive officers. There are no arrangements or understandings between any of the directors, officers and other persons pursuant to which such person was selected as a director or an officer. Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and have qualified. Officers serve at the discretion of the Board of Directors.

		Present Position
Name	Age	and Offices

Thomas Allinder	53	Chief Executive Officer and Sole Director

Set forth below are brief accounts of the business experience during the past five years of each director and executive officer of the Company.

Thomas Allinder has served as our Chief Executive Officer and Director since March 15, 2012. Prior to joining us, Mr. Allinder served as the President of Wall Street Branding from June 2010 to March 2012, where he represented Rapid Fire Marketing with regard to public and investor relations. From January 2007 to June 2010 Mr. Allinder served as Founder and President at New River Financial Group, LLC, for publicly traded companies including financing, reverse mergers, investor relations and public relations. During January 2007 to June 2010, Mr. Allinder did consulting work for publicly traded companies, such as Bebida Beverage Company (OTC: BBDA), Cord Blood America (OTCBB: CBAI) and Axiologix, Inc. (OTC: AXLX). Mr. Allinder was chosen to serve on our Board because of his management and operational skills from his past management positions, as well as his public relations knowledge and experience advising public companies on strategic matters.

Involvement in Certain Legal Proceedings

To the best of our knowledge, neither of our sole director and executive officer or our promoter and control person (as identified under “Certain Relationships and Related Transactions”) has, during the past ten years:

-	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

-	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

-	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

-	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

-	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

-	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Committees; Audit Committee Financial Expert

Our board does not have an Audit Committee or other committees.

Changes in Nominating Procedures

None.

Significant Employees

Except as disclosed below, we have no employees who are not executive officers, but who are expected to make a significant contribution to our business. We intend in the future to hire independent contractors on an as needed basis.

Cheryl Shuman was retained in May, 2012 to provide public relations and product placement for Rapid Fire Marketing. Ms. Shuman is a notable person in the medical marijuana community and the Company expects that, her involvement with the Company shall have a positive impact on product sales.

Family Relationships

None of the directors and officers is related to any other director or officer of the Company.

Item 6.  Executive Compensation.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the total compensation paid during our fiscal year ended December 31, 2012, and our fiscal year ended December 31, 2011, for (i) our Chief Executive Officer, Thomas Allinder, and (ii) three additional individuals who are former executive officers but were not serving as an executive officer at the end of the fiscal year ended December 31, 2012 (collectively, our “named executive officers”).

Position	Year Ended	Salary ($)		Bonus ($)	Stock Awards ($)		Option Awards ($)	Non-equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Tom Allinder	2012	104,200	($)	—	135,000	(1)	—	—	—	—	239,200
CEO	2011	—		—	—		—	—	—	—	—
Michael Amezquita	2012	43,570	(2)	—	—		—	—	—	—	43,570
Former CEO	2011	45,705	(2)	—	1,220,000		—	—	—	—	1,265,705
Brent Fouch	2012	—		—	206,000	(3)	—	—	—	—	206,000
Former CEO	2011	—		—	3,000	(3)	—	—	—	—	3,000

(1)	In the fiscal year ended December 31, 2012, Mr. Allinder received 50,000,000 shares of common stock of the Company.
(2)	In March 2012, Mr. Amezquita resigned from all of his positions with the Company. While an officer of the Company, Mr. Amezquita was receiving a base salary of $5,000 per month. In the fiscal years ended December 31, 2011, Mr. Amezquita also received 100,000,000 shares of common stock.
(3)	During the fiscal year ended December 31, 2012 Mr. Fouch received 90,000,000 shares of common stock of the Company. In the fiscal years ended December 31, 2011 and 2012, Mr. Fouch received 8,000,000 and 3,000,000 of preferred stock of the Company, respectively
(4)	Mr. Allinder was paid $35,000 in salary in 2012 and $76,300 year to date.

Narrative Disclosure to Summary Compensation Table.

Employment Agreement with Thomas Allinder.

In March 2012, we entered into an employment agreement with Mr. Allinder as the Company’s Chief Executive Officer. Mr. Allinder’s employment agreement provides for a five-year term and an annual salary of $150,000 and 50 million shares of restricted stock. At the beginning of each successive 12-month period over the term of this Agreement thereafter, this annual salary shall be increased over the next 12 months by a sum equal to or greater than 7.5% of the annual salary for the preceding 12-month period, provided that the Board of Directors approves such increase. A copy of the Employment Agreement is attached hereto as Exhibit 10.4.

Other than as described above, we have no plans or arrangements with respect to remuneration received or that may be received by our named executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Outstanding Equity Awards at December 31, 2012.

None.

Narrative Disclosure of Compensation Policies and Practices as they Relate to the Company’s Risk Management.

We believe that our compensation policies and practices for all employees, including executive officers, do not create risks that are reasonably likely to have a material adverse effect on us.

Compensation of Directors

No cash compensation was paid to our directors for their services as directors since our inception. We have no standard arrangement pursuant to which our directors are to be compensated for their services in their capacity as directors except for the granting from time to time of incentive stock options. The board of directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director. Other than indicated above, no director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

Item 7.  Certain Relationships and Related Transactions, and Director Independence.

Prior Management Activities

During the periods reported, our prior management engaged in activities that were unrelated to the stated business of the Company. Both Michael Amezquita and Brent Fouch used Company funds for personal expenses, and the Company now believes issued shares to themselves without the proper authority granted by the Board of Directors, of which [they controlled as the sole member or members]. Upon extensive review with the help of a forensic accounting professional, it was determined by current management (CEO Tom Allinder) that it was in the best interests of the shareholders to properly account for their improper and unauthorized use of Company funds, however to not engage a law firm to pursue collection of the funds. For the periods ended December 31, 2011 and 2012 the expense associated with these activities was $54,821 and $251,644, respectively. A stop order has been placed on all remaining shares held by Amezquita and Fouch, and neither has access to or control over any Company accounts.

Director Independence

Our Common Stock is not quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our board of directors be independent and therefore, the Company is not subject to any director independence requirements. Under NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Under such definition our sole officer and director, Thomas Allinder, would not be considered an independent director.

Except as otherwise indicated herein, there have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 and Item 407(a) of Regulation S-K.

Item 8.  Legal Proceedings.

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

Item 9.  Market Price Of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

As of November 7, 2013, the closing price of our common stock was $0.0004.

Our common stock is listed to trade on the OTC Pink Limited tier of the OTC Markets under the symbol “RFMK.” The following table reflects the high and low bids for our common stock for periods indicated. The quotations reflect high and low bid price on a daily basis and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low
Fiscal year ended December 31, 2011
January 1 to March 31, 2011	$ 0.0090	$ 0.0015
April 1 to June 30, 2011	$ 0.0240	$ 0.0023
July 1 to September 30, 2011	$ 0.0082	$ 0.0009
October 1 to December 31, 2011	$ 0.0046	$ 0.0008
Fiscal year ended December 31, 2012
January 1 to March 31, 2012	$ 0.0093	$ 0.0024
April 1 to June 30, 2012	$ 0.0047	$ 0.0015
July 1 to September 30, 2012	$ 0.0031	$ 0.0008
October 1 to December 31, 2012	$ 0.0038	$ 0.0011
Fiscal year ended December 31, 2013
January 1 to March 31, 2013	$ 0.0038	$ 0.0013
April 1 to June 30, 2013	$ 0.0017	$ 0.0008

Holders

As of November 7, 2013, there were 61 holders of record of our common stock.

Dividends

We have not declared cash dividends on our common stock since our inception and we do not anticipate paying any cash dividends in the foreseeable future.

Item 10.  Recent Sales of Unregistered Securities.

The following is a summary of transactions by us since January 1, 2011, involving sales of our securities that were not registered under the Securities Act. Each sale was exempt from registration under either Section 4(2) of the Securities Act or Section 3(a)(9) of the Securities Act because (i) the securities were offered and sold only to accredited investors; (ii) there was no general solicitation or general advertising related to the offerings; (iii) each investor was given the opportunity to ask questions and receive answers concerning the terms of and conditions of the offering and to obtain additional information; (iv) the investors represented that they were acquiring the securities for their own account and for investment; and (v) the securities were issued with restrictive legends where required.

For the year ended December 31, 2011, we issued 466,480,000 shares of stock to seven investors. Of this amount, 100,000,000 was issued to its officer (Michael Amezquita was the sole officer) for services valued at market which was $0.0122, resulting in an expense of $1,220,000 as shown on the statement of operations under stock for services. 327,000,000 shares of stock were issued from the conversion of 10,900,000 shares of preferred stock, and the balance or 39,480,000 shares were issued for cash of $250,100 received in 2010.

During the year ended December 31, 2012, we issued 858,195,864 shares of common stock to nine investors. Of this amount 185,000,000 shares was issued for services; 193,500,150 shares was issued for a settlement of debt valued at $167,958, 40,290,000 shares of stock were issued from the conversion of 1,343,000 shares of preferred stock, and the balance of 439,405,714 shares were issued for cash of $438,800.

The above shares were issued in reliance on the exemption under Section 4(2) of the Securities Act. These shares of our common stock qualified for exemption under Section 4(2) since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, , manner of the issuance and number of shares issued. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the investors had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act for this transaction.

On September 19, 2012, the Supreme Court of the State of California for the County of Los Angeles Central District (the “Court”), entered an order (the “Order”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), in accordance with a stipulation of settlement (the “Settlement Agreement”) between Rapid Fire Marketing, Inc., a Nevada corporation (the “Company”), and Ironridge Global IV, Ltd. (“Ironridge”), in the matter entitled Ironridge Global IV, Ltd. v. Rapid Fire Marketing, Inc., Case No. BC 490059 (the “Action”). Ironridge commenced the Action against the Company to recover an aggregate of $643,133.84 of past-due accounts payable of the Company, plus fees and costs (the “Claim”). The Order provides for the full and final settlement of the Claim and the Action. The Settlement Agreement became effective and binding upon the Company and Ironridge upon execution of the Order by the Court on September 19, 2012. In 2013, 780,000,000 shares of common stock were issued to Ironridge Global IV, Ltd. for settlement of the Claim.

The issuance of common stock to Ironridge pursuant to the terms of the Settlement Agreement approved by the Order is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof, as an issuance of securities in exchange for bona fide outstanding claims, where the terms and conditions of such issuance are approved by a court after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear.

Item 11.  Description of Registrant’s Securities to be Registered.

(a)	Common Stock.

We are authorized by our Certificate of Incorporation to issue 5,000,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"). As of November 7, 2013, 2,330,113,886 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and Memorandum of Association and Articles of Association, copies of which have been filed as exhibits to this Form 10.

(b)	Debt Securities.

None.

(c)	Other Securities To Be Registered.

None.

Item 12.  Indemnification of Directors and Officers.

Our articles provide to the fullest extent permitted by Nevada law, that our directors or officers shall not be personally liable to the Company or our stockholders for damages for breach of such director’s or officer’s fiduciary duty.  The effect of this provision of our articles is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits on behalf of the Company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute.  We believe that the indemnification provisions in our articles are necessary to attract and retain qualified persons as directors and officers.

Nevada corporate law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he was a director, officer employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 13.  Financial Statements and Supplementary Data.

The financial statements required to be included in this registration statement appear at the end of the registration statement beginning on page F-1. (see Item 15).

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There are not and have not been any disagreements between us and our accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 15.  Financial Statements and Exhibits.

(a) Financial Statements:

See the financial statements annexed to this Registration Statement which financial statements are incorporated herein by reference.

(b) Exhibits:

Exhibit
Number	Description
3.1*	Articles of Incorporation filed on May 11, 2007
3.2*	Amended Articles of Incorporation filed on December 2, 2008
3.3*	Amended Articles of Incorporation filed on July 28, 2011
e	Bylaws
4.1*	Designation of Series B Preferred Stock
10.1*	Certificate of Merger of N-Vision Technology, Inc. into Ponder Industries, Inc., a Delaware corporation, as filed with the Secretary of State of the State of Delaware. (2007)
10.2*	Agreement with Pyrenees Investments, LLC.
10.3*	Agreement with Cheryl Shuman
10.4*	Employment Agreement between the Company and Tom Allinder
23.1*	Consent of Independent Public Accounting Firm

 * Filed herewith

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2013	RAPID FIRE MARKETING, INC.

By: /s/Thomas Allinder
Name: Thomas Allinder
Title: President

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